SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, March 6th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 23/2002 to 30/2002 together with quarterly consolidated PAS report for 4th quarter 2001. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

dw 4/25

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Company	Headline	Embargo	Last Upda
Polski Koncern Naftowy Orlen S.A.	EGM Statement		07:00 22 Feb

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Current Report No 23/2002 dated 21st February, 2002

Resolutions passed at

Extraordinary General Meeting of Shareholders

of PKN ORLEN SA

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstre announces Resolutions passed at Extraordinary General Meeting of Shareholders

RESOLUTION No 1

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with resp Regulations of the General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary G Shareholders of PKN ORLEN SA hereby elects Mr Jerzy Modrzejewski (Ph.D) to the position o the Extraordinary General Meeting of Shareholders.

The above resolution was passed in a secret voting.

RESOLUTION No 2

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding changes to the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 2 of the Commercial Companies Code and with respect to § 1 Regulations of the General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary G Shareholders of PKN ORLEN SA hereby deletes point 8 from the Agenda.

RESOLUTION No 3

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby announces the foll

1. Opening of the Extraordinary General Meeting of Shareholders;
2. Election of the Chairman of the Extraordinary General Meeting of Shareholders;
3. Affirming the legality of calling the Extraordinary Meeting of Shareholders and legal ability pass resolutions;
4. Approval of the Agenda;

5. Election of the Vote Counting Commission;

6. Passing of resolutions concerning appropriate approvals for the formation of the JV with Bas Holdings BV and contribution of the polymer complex as a self operating part of PKN ORLE required by the regulations of the Polish Law and the Company's Statute;

7. Passing of resolution concerning approval for disposal (sale or lease) of self-operating parts c

8. Passing of resolutions concerning changes to the Company's Supervisory Board Compositio

9. Closure of the Extraordinary General Meeting of Shareholders.

RESOLUTION No 4

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN SA, General Meeting of Shareholders of PKN ORLEN SA hereby appoints the following members of t Commission:

- Pawel Bajno
- Andzrej Smolinski
- Dariusz Kusiak

The above resolution was passed in a secret voting.

RESOLUTION No 5

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding approval of the amendment made by Nafta Polska SA to the draft resolution, : Management Board with their own modifications, and regarding giving the relevant as requested on the basis of the provisions of law and the Company's Statutes, for the establi: venture company with Bassell Europe Holdings B.V. and contribution to the joint venture c operating entity (including real estate properties) of Polski Koncern Naftowy ORLEN Polymers Block

The Extraordinary General Meeting of Shareholders hereby introduces a change to the draft Management Board by adding the following Point 4:

4. The assents specified above will be given provided that the Supervisory Board of PKN ORLI negotiated conditions as described in Point 3.

RESOLUTION No 6

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding giving the relevant assents, which are requested on the basis of the provision: Company's Statutes, for the establishment of a joint venture company with Bassell Europe H contribution to the joint venture company the self-operating entity (including real estate pro Koncern Naftowy ORLEN S.A. constituting Polymers Block,

Acting under Article 393, Point 3 and Point 4 of the Commercial Companies Code and § 7, Item ˜ the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. open voting, the following resolution:

1. After a presentation made by the Management Board and review of the opinion c Board of the Company regarding the planned transaction of establishment by the C venture company with Basell Europe Holdings B.V., a company organised undei Netherlands, for the purpose of conducting by such joint venture company of operation of production of, marketing of, and trade with the of polyolefins products, the Extr Meeting of Shareholders hereby gives its assent for the alienation, through contribut above joint-venture company, of the Company's self-operating entity located in P³ock :

used for the purpose of conducting the production and sale of the polyethylene a products. The aforementioned assents is given upon the following conditions: (1) company shall be incorporated under the laws of Poland in the form of a limited liabi joint stock company with its seat in Poland; (2) the aforementioned self-operating entit shall be contributed to the joint venture at the value not lower than the PLN equ 80,000,000 (eighty million); and (3) the sole shareholders of the above joint venture the Company and Basell Europe Holdings B.V., each of them to subscribe for th representing 50% of the total number of shares and authorising to 50% of the voting ri{

2. Due to the fact that the self-operating entity of the Company referred to in Point 1 ε following developed and undeveloped plots, located in P³ock at ul. Chemików 7:

(1) plot No. 20/17 (marked 8-C) with the area of 32,767 square meters;

(2) plot No. 20/21 (marked 9-C) with the area of 32,772 square meters;

(3) plot No. 20/18 (marked 8-D) with the area of 2,817 square meters;

(4) plot No. 20/22 (marked 9-D) with the area of 2,169 square meters;

(5) plot No. 20/29 (marked 11-F) with the area of 16,984 square meters; and

(6) plot No. 20/31marked 12-F) with the area of 36,469 square meters,

the Extraordinary General Meeting of Shareholders additionally gives its assent for th Company of the above real estate properties (i.e. the ownership or the perpetual usu plots of land and the ownership of the buildings located hereupon) through their in-kin joint venture company, as the part of self-operating entity of the Company referred to i

3. The resolution shall be effective from the date of its adoption. If until June 30, 2002 the Com enter into the relevant agreements, i.e. joint venture agreement, deed of association (statute) c venture company, the license agreement and other agreements related to the incorporation of upon the terms and conditions accepted by the Management Board of the Company, the assei Point 1 and 2 above shall expire.
4. The assents specified above will be given provided that the Supervisory Board of PKN ORLI negotiated conditions as described in Point 3 above.

Objection was raised with regard to the above resolution

RESOLUTION No 7

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the sale of the Company's self-operating entities

§ 1

Acting under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Iter Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA herel to the sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 8 in Sepolno Krajenskie;
2. Oil Products Storage Facility No 9 in Brodnica;
3. Oil Products Storage Facility No 17 in Glogow;
4. Oil Products Storage Facility No 4 in Kamien Zabkowicki;
5. Oil Products Storage Facility No 8 in Gdynia;
6. Oil Products Storage Facility No 12 in Koscierzyna;
7. Oil Products Storage Facility No 14 in Tczew;
8. Oil Products Storage Facility No 7 in Nowy Sacz;
9. Oil Products Storage Facility No 12 in Szubin;
10. Oil Products Storage Facility No 13 in Naklo;
11. Oil Products Storage Facility No 2 in Ostroda;
12. Oil Products Storage Facility No 4 in Nowy Dwor Gdanski;
13. Oil Products Storage Facility No 5 in Karolewo;
14. Oil Products Storage Facility No 6 in Bartoszyce.

§ 2

The sale can be executed through a tender at a price not lower than the market value of the propert made by a property / real estate expert. In case the book value is higher than the market value should be the starting price. In case of void purchase offers, the sale may be executed through a price not lower than three quarters (3/4) of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sal through tendered offers after prior settlement of price and procedures by the Management Board.

§ 4

The resolution takes immediate effect.

Objection was raised with regard to the above resolution

RESOLUTION No 8

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the sale of the Company's self-operating entities

§ 1

Acting under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Iter Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA herel to sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 6 in Wloszczowa;

2. Oil Products Storage Facility No 6 in Kalisz;

3. Oil Products Storage Facility No 5 in Szczecin;

4. Oil Products Storage Facility No 12 in Strzelce Krajenskie;

5. Oil Products Storage Facility No 9 in Lobza;

6. Oil Products Storage Facility No 7 in Jelenia Gora.

§ 2

The sale can be executed through the placing of tender offers. Tenders should contain a starting p value set in a valuation made by a property / real estate expert and should be sent to those potent have previously submitted purchase offers for Oil Products Storage Facilities.

§ 3

In case of the voiding of a purchaser appointed in accordance with these procedures as in § 2 executed by placing tender offers after prior settlement of price and procedures by the Management

§ 4

With regard to sale of Oil Products Storage Facilities listed in § 1, § 2 of the resolution No 29 of th of Shareholders of PKN ORLEN S.A. dated May 14, 2001 and regarding sale of such storage invalid and is therefore abolished.

§ 5

The resolution takes immediate effect.

Objection was raised with regard to the above resolution

RESOLUTION No 9

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the sale of the Company's self-operating entities

§ 1

Acting under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Iter Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA herel to sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 3 in Ostrowiec Swietokrzyski;

2. Oil Products Storage Facility No 3 in Hrubieszow;

3. Oil Products Storage Facility No 11 in Ostrow Wielkopolski;

4. Oil Products Storage Facility No 7 in Leszno;

5. Oil Products Storage Facility No 2 in Mnisztwa near Cieszyn;

6. Oil Products Storage Facility No 3 in Grudziadz;

7. Oil Products Storage Facility No 14 in Koscian;

8. Oil Products Storage Facility No 2 in Elk;

9. Oil Products Storage Facility No 10 in Gizycko;

10. Oil Products Storage Facility No 10 in Strzelce Opolskie.

§ 2

The sale can be executed through a tender at a price not lower than 50% of the market value set in by a property / real estate expert.

§ 3

In case of the voiding of a purchaser appointed in accordance with the procedures as in § 2, the sal by placing tender offers after prior settlement of price and procedures by the Management Board.

§ 4

With regard to sale of Oil Products Storage Facilities listed in § 1 (No. 1 - 7), § 2 of the resolu General Meeting of Shareholders of PKN ORLEN S.A. dated May 14, 2001 and regarding the sa facilities becomes invalid and is therefore abolished, and with regard to sale of Oil Products Stora in § 1 (No. 8 - 10), § 2 of the resolution No. 3 of the Extraordinary General Meeting of Sha ORLEN S.A. dated July 6, 2001 and regarding sale of such storage facilities becomes invalic abolished.

§ 5

The resolution takes immediate effect.

Objection was raised with regard to the above resolution

RESOLUTION No 10

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the sale of the Company's self-operating entities.

§ 1

Acting under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Iter Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA herel to the sale of property with respect to spun-off part of Oil Products Storage Facility No 1 in K VISPOL International Ltd. Sp. z o.o. at the price equal to the market value set in a valuation ma real estate expert.

§ 2

The resolution takes immediate effect.

Objection was raised with regard to the above resolution

RESOLUTION No 11

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mr Jerzy Idzik from the Supervisory Board of PK

The above resolution was passed in a secret voting.

RESOLUTION No 12

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mr Marcin Gizewski from the Supervisory Board

The above resolution was passed in a secret voting.

RESOLUTION No 13

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mr Marek Wasowicz from the Supervisory Board

The above resolution was passed in a secret voting.

RESOLUTION No 14

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mrs Kalina Grzeskowiak-Gracz from the Sup

PKN ORLEN.

The above resolution was passed in a secret voting.

RESOLUTION No 15

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mr Stanislaw Kondracikowski from the Supervis ORLEN.

The above resolution was passed in a secret voting.

RESOLUTION No 16

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mr Aleksander Olas from the Supervisory Board

The above resolution was passed in a secret voting.

RESOLUTION No 17

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the removal from the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary G Shareholders of PKN ORLEN decides to remove Mr Szczepan Targowski from the Superviso: ORLEN.

The above resolution was passed in a secret voting.

RESOLUTION No 18

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Acting under § 14, item 1 of the regulations of the General Meeting of Shareholders of P Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 9-member co Supervisory Board of PKN ORLEN, including 2 members meeting requirements of § 8, Item 5 Statutes.

RESOLUTION No 19

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting ‹ PKN ORLEN decides to appoint Mr Edward Grzywa to the Supervisory Board of PKN ORLEN.

Mr Edward Grzywa meets requirements of § 8, Item 5 of the Company's Statutes. He also subn document.

The above resolution was passed in a secret voting.

RESOLUTION No 20

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting ‹ PKN ORLEN decides to appoint Mr Andrzej Kratiuk to the Supervisory Board of PKN ORLEN.

Mr Andrzej Kratiuk meets requirements of § 8, Item 5 of the Company's Statutes. He also subn document.

The above resolution was passed in a secret voting.

RESOLUTION No 21

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting (PKN ORLEN decides to appoint Mr Maciej Gierej to the Supervisory Board of PKN ORLEN.

The above resolution was passed in a secret voting.

RESOLUTION No 22

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting (PKN ORLEN decides to appoint Mr Krzysztof Kluzek to the Supervisory Board of PKN ORLEN.

The above resolution was passed in a secret voting.

RESOLUTION No 23

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting (PKN ORLEN decides to appoint Mr Ryszard £awniczak to the Supervisory Board of PKN ORLEN

The above resolution was passed in a secret voting.

RESOLUTION No 24

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting of PKN ORLEN decides to appoint Mr Krzysztof Szlubowski to the Supervisory Board of PKN ORL

The above resolution was passed in a secret voting.

RESOLUTION No 25

of

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 21st February 2002

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Acting under § 8, item 2, point 2 of the Company's Statutes, the Extraordinary General Meeting (PKN ORLEN decides to appoint Mr Jan Waga to the Supervisory Board of PKN ORLEN.

The above resolution was passed in a secret voting.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings o1 London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refin(marketer of world-class petroleum and related products. It has a substantial wholesale and retail c that includes the largest network of service stations in Poland. It also has significant financial ; telecommunications sector in Poland.

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Polski Koncern Naftowy Orlen S.A.	Decision of anti-trust case		16:32 22 Feb

Full Announcement Text

Current Report dated 22nd February 2002
→ 24/2002

SUPREME COURT DECISION ON PKN ORLEN ANTI-TRUST CA:

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), (largest downstream oil company, informs that on February 21, 2002 Sad Najwyzszy (reached a decision regarding case No. I CKN 1041/99.

The Supreme Court dismissed the cassation of decision of Sad Antymonopolowy (Anti-Tr June 23, 1999, in which the Anti-Trust Court overturned the decision of UOKiK (the I Protection of Competition and Consumers -OPCC), dated December 11, 1998, filed by P Plynnych (the Polish Chamber of Liquid Fuels - PIPP). The Polish OPCC had ordered Pe S.A. (currently PKN ORLEN) to desist from selling liquid fuel at the same price in Pl Commercial Offices of PKN ORLEN.

The Anti-Trust Court emphasised that despite PKN ORLEN's dominant position in the li and the fact that PKN ORLEN had operated in the production, wholesale and retail ma prices fixed by the Company do not breach regulations stated in Anti-Trust Law.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, witl Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's crude oil and marketer of world-class petroleum and related products. It has a substanti retail distribution system that includes the largest network of service stations in Pol significant financial investments in the telecommunications sectors in Poland.

END

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Company	Headline	Embargo	Last Upda
Polski Koncern Naftowy Orlen S.A.	Purchase of shares		16:43 22 Feb

Full Announcement Text

Purchase of shares of Szczecin - based Ship-Service S.A.

Current Report no 25/2002 dated 22 February 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest company, announces today that it has signed an agreement to purchase 6,000 shares (Przedsiebiorstwo Uslug Morskich Ship-Service S.A. (Ship-Service) from Brends Sp. z value of PLN 6,000,000 (six million) in cash. The nominal value of one Ship-Service s (one hundred).

Following this transaction PKN ORLEN will own 30.4% of Ship-Service's initial capi shareholder votes. Consequently, Ship-Services will become an affiliate of PKN ORLE

Ship-Service specialises in marine fuels sales.

There is no connection between the managing and supervising bodies of PKN ORLEN : o.o.

<u>About PKN ORLEN SA</u>

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, wit Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S. largest refiner of crude oil and marketer of world-class petroleum and related pr substantial wholesale and retail distribution system that includes the largest network o in Poland. It also has significant financial investments in the telecommunications sector

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Polski Koncern Naftowy Orlen S.A.	Changes in Supervisory Board		17:05 22 Feb

Full Announcement Text

Changes in Supervisory Board

Current report no 26/2002 dated 22 February, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil today that the Extraordinary Meeting of Shareholders on February 21, 2002 dismissed from the Sup

1. Jerzy Idzik
2. Marcin Gizewski
3. Marek Wasowicz
4. Kalina Grzeskowiak-Gracz
5. Stanislaw Kondracikowski
6. Aleksander Olas
7. Szczepan Targowski

From February 21, 2002 the Extraordinary Meeting of Shareholders appointed to the Supervisory B

1. Edward Grzywa
2. Andrzej Kratiuk
3. Maciej Gierej
4. Krzysztof Kluzek
5. Ryszard Lawniczak
6. Krzysztof Szlubowski
7. Jan Waga

Mr Edward Grzywa, age 69, graduated from the Faculty of Chemical Technology and C Automatics in Moscow and the Faculty of Polymers Technology in London. Between 1957-1966 in Zaklady Chemiczne Oswiecim, (chemical company), successively as: investment engineer, reseɛ head of the Research Department.

Other posts he has held included:

- Director of the Institute of Heavy Organic Synthesis
- Director of Progress and Technology Department in The Ministry of Chemical Industry
- Director of the Institute of Organic Industry in Warsaw
- Director of the Institute of Industry Chemistry
- Deputy Minister and Minister of Chemical and Light Industry

He is currently manager of the Department of Research of Polymers and Materials for Medicine Industrial Chemistry. For several years Mr Grzywa was the member of the High Authority of Inteı Pure and Applied Chemistry. Since 1973 he is a professor at the Faculty of Chemistry of War Technology. Between 1996-98 Mr Grzywa was a member of the Supervisory Board of Firma Chen chemical company.

He is also a publicist and a four-time National Prize winner.

Mr Andrzej Kratiuk, age 46, graduated from the Warsaw School of Economics, Faculty of Fore Warsaw University, Faculty of Law and Administration. Since 1990 Mr Kratiuk has been a mem Investors' Chamber, and, since 1991, the President of the Management Board of KNS Sp. z o.o., a l

His professional experience includes:

- 1994-98 President of Supervisory Board of Rolimpex S.A.
- 1994-97 member of Supervisory Board of BIG S.A.
- 1993-97 Chief of Advisers Group of the Minster of Privatisation
- 1993-94 member of Advisers Group of the Finance Minster and member of Advisers Group (Council of Ministers
- 1997-98 member of Supervisory Board of Industry Development Agency

Since 1998 Mr Kratiuk has been Managing Partner of legal firm A. Calus, A. Kratiuk, M. Szm Limited Partnership. Mr Kratiuk has also trained abroad at Deutsche Bank and Tanneco Deutschla are based in Dusseldorf.

Mr Maciej Gierej, age 46, is Doctor of Technical Sciences at the Institute of Chemical and Proc the Warsaw University of Technology. Since November 2001, Mr Gierej has been Chairman of Board of Nafta Polska S.A. Between November 2000 and May 2001 he was also a member of Board responsible for oil sector restructuring. Previously he was the Director of the Management C the privatisation of DEC Sp. z o.o.

Other posts held by Mr Gierej:

- Chairman of the Supervisory Boards of:
- Rafineria Czechowice S.A.
- Zaklady Azotowe Pulawy S.A.(Pulawy Nitrogen Plant)
- Rafineria Nafty Glimar S.A.
- Tarchominskie Zaklady Farmaceutyczne Polfa S.A. (Tarchomin Pharmaceutical Plant)
- Member of Supervisory Board of Naftobazy Sp. z o.o.

He is co-author of the draft of Obligatory Fuel Reserves Act. Mr Gierej is author of many studi models, and technical opinions. Between 1981-1990 he was assistant lecturer and since 1997, lect of Chemical and Process Engineering at Warsaw University of Technology. He was also twice the student issues. Between 1991-1997 he was the President of Chemosa Sp. z o.o.

Mr Maciej Gierej is a winner of the NOT prize and the Ministry of National Education prize.

Mr Krzysztof Kluzek, age 44, graduated from Warsaw University of Technology, Facul Engineering. Since January 2001 he has been member of the Management Board of PZU S.A. head

Other posts he has held:

- 1998-2000 he was successively expert and Management Board commercial investment pleni Development (Capital Group PZU)
- 1998-99 Investment Consultant in Investment Group Centrum (Capital Group PZU).
- Director of Profus Management specialised in wholesale
- 1994-96 technical adviser and trade director in Teoma Sp. z o.o.
- Director of Custom Warehouse Sklad Celny Adara Sp. z o.o. (custom warehouse)
- Advisor to the President of Tesa Telekomunikacyjna Sp. z o.o.

Mr Ryszard Lawniczak, age 61, professor of Poznan University of Economics, specialise economic relations, international corporations and globalisation, Head of the Economic Comme Professor at the High School of Management in Poznan.

Mr Krzysztof Szlubowski, age 49, doctor of humanities, graduated from Warsaw University's Fac and Political Sciences. In 1992 he lectured at the Management Academy, Faculty of Public Relatic of Corporations. Since February 2001 Mr Szlubowski has been spokesperson in Mazowiecka Kas insurance institution).

Other posts he has held:

- 1976-79 trainee and postgraduate at the Warsaw University
- 1979-80 senior assistant at the Warsaw University of Technology

- 1990-92 representative of Warsaw Society for the Promotion of Economic Initiatives
- Export Director and Foreign Branch Office in MarcPol
- 1996 Ministerial adviser to the Office of the Council of Ministers,
- 1997 Vice director in the Ministry of the Interior and Administration
- 1998-2000 Head of Promotion and Marketing at PBK Ochrona S.A.

Mr Jan Waga, age 52, agricultural engineer, graduated from the University of Agriculture in Krak

Directly after finishing his studies he worked in the Rolniczy Zaklad Doswiadczalny (Agricult Station) in Smilowice and then continued to work in many institutions connected with agriculture a areas.

Mr Waga was also the head of Wojewodzki Zwiazek Gminnych Spoldzielni Samopomoc C agricultural co-operative association) in Katowice, which at the time was the biggest trading or areas.

- 1983 completed postgraduate studies in Organisation and Management
- 1989 he was appointed Financial Vice-President of Centralny Zwiazek Spoldzielni Samopom (Central Agricultural Co-operative Association) in Warsaw. Following this he held positions Management Board of Polcoop S.A. as well as Euro Agro Centrum S.A.
- 1991 was selected and completed a management training course as part of an aid programme Chancellor's Office of the Federal Republic of Germany

Since July 1997 Mr Waga has been the Chairman of the Management Board of Kulczyk Holding S.

Other posts include:

- Vice-president of the Towarzystwo Ubezpieczen i Reasekuracji WARTA S.A. (insurance an company)
- President of the Supervisory Board of PTK Centertel Sp. z o.o.
- Powszechne Towarzystwo Emerytalne DOM S.A. (pension insurance company)
- Mobitel Sp. z o.o., Euro Invest Sp. z o.o., Energia S.A
- He is also a member of the supervisory boards among others of:
- Autostrada Wielkopolska S.A.
- Kompania Piwowarska S.A.
- Skoda Auto Polska S.A.

Since July 2000 Mr Waga has been a member of the management board of Tele-Invest S.A.

Newly elected members of the Supervisory Board are not involved in any activity competitive with are not partners of any competitive company. They are not members of any board of a competiti and are not on the list of insolvent debtors kept on record on the National Court Register Act.

The Management Board of PKN ORLEN

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, wit Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S. largest refiner of crude oil and marketer of world-class petroleum and related pr substantial wholesale and retail distribution system that includes the largest network o in Poland. It also has significant financial investments in the telecommunications sector

END

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Upda
Polski Koncern Naftowy Orlen S.A.	4Q2001 PAS consolidated		10:37 6 Mar C

Full Announcement Text

Form SA-QS IV/2001

according to Â§ 1 section 2 point 1 of The Council of Ministers Decree from 16 October 2001 - Journal of Law, No 139, item 1569

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna

makes concolidated quarterly report for fourth quarter of 2001 year public — 1 March 2002

SELECTED CONSOLIDATED FINANCIAL DATA (current year)	in thousand PLN		in thousand EURO	
	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)
I. Net sales of finished products, goods for resale and materials	6 620 867	25 874 500	1 830 486	7 087 157
II. Operating profit (loss)	129 806	720 105	35 888	197 240
III. Gross profit (loss)	130 937	578 952	36 200	158 578
IV. Net profit (loss)	108 412	438 503	29 973	120 108
V. Total assets (as at 31.12.2001)	14 190 151		4 029 118	
VI. Total liabilities (as at 31.12.2001)	4 985 181		1 415 481	
VII. Long-term liabilities (as at 31.12.2001)	1 274 775		361 957	
VIII. Short-term liabilities (as at 31.12.2001)	3 710 406		1 053 524	
IX. Capital (as at 31.12.2001)	7 514 580		2 133 672	
X. Share capital (as at 31.12.2001)	525 221		149 130	
XI. Number of shares (as at 31.12.2001)	420 177		420 177	

	137		137	
XII. Earnings per ordinary share (in PLN/EUR)	1,04		0,29	
XIII.Dilluted earnings per ordinary share (in PLN/EUR)	1,04		0,29	
XIV. Net book value per share (in PLN/EUR) (as at 31.12.2001)	17,88		5,08	
XV. Dilluted net book value per share (in PLN/EUR) (as at 31.12.2001)	17,88		5,08	
XVI. Declared or paid dividends per share (in PLN/EUR)	-		-	

CONSOLIDATED BALANCE SHEET Polish Accounting Standards	as at 31.12.2001 end of quarter (current year)	as at 30.09.2001 end of previous quarter (current year)	as at 31.12.2000 end of quarter (previous year)	as at 30.09.2000 end of previous quarter (previous year)
ASSETS				
I. Fixed assets	9 561 663	9 392 356	8 382 280	8 140 822
1. Intangible fixed assets	110 554	87 302	79 918	56 474
2. Goodwill	4 090	5 043	767	985
3. Tangible fixed assets	8 625 591	8 580 023	7 448 043	7 247 456
4. Financial fixed assets	820 658	717 290	851 293	833 843
-shares of consolidated associate companies	71 112	69 627	346 657	318 019
5. Long term debtors	770	2 698	2 259	2 064
II. Current assets	3 985 033	4 587 188	4 562 889	4 677 925
1. Inventories	2 187 018	2 510 425	2 706 299	2 830 233
2. Debtors	1 583 708	1 787 281	1 666 035	1 649 124
3. Own shares for sale	-	-	-	-
4. Short term investments	10 970	6 912	14 297	13 145
5. Cash and cash equivalents	203 337	282 570	176 258	185 423
III. Prepayments and deferred costs	643 455	624 519	659 280	546 726
1. Deferred tax assets	18 693	16 886	22 514	21 028
2. Other prepayments and deferred costs	624 762	607 633	636 766	525 698
T o t a l a s s e t s	14 190 151	14 604 063	13 604 449	13 365 473
		-	-	-
LIABILITIES				
I. Capital	7 514 580	7 405 811	7 086 147	6 959 883
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital	-	-	-	-
3. Capital reserve	5 501 578	5 493 011	4 728 181	4 708 645
4. Revaluation reserve	734 796	743 041	747 910	765 495
5. Other capital reserves	53 542	53 542	53 542	53 542
6. Foreign exchange gain/loss on inclusion of foreign branches	-	-	-	-
7. Foreign exchange gain/loss from consolidation	4	4	4	4
8. Undistributed profit/losses from previous years	260 936	260 901	226 439	226 061
9. Net profit/loss for financial year	438 503	330 091	804 850	680 915
II. Negative goodwill	291 829	312 300	48 986	35 192
III. Minority interests	396 282	405 509	169 769	165 762

1. Provision for deferred tax	[illegible]	[illegible]	[illegible]	[illegible]
2. Other provisions	425 275	539 617	602 388	622 153
V. Creditors	4 985 181	5 474 570	5 298 541	5 285 658
1. Amounts falling due after one year	1 274 775	1 429 175	1 246 248	535 361
2. Amounts falling due within one year	3 710 406	4 045 395	4 052 293	4 750 297
VI. Accruals and deferred income	342 715	246 886	244 941	160 559
T o t a l l i a b i l i t i e s	14 190 151	14 604 063	13 604 449	13 365 473

Net book value	7 514 580		7 086 147	
Number of shares	420 177 137		420 177 137	
Net book value per share (in PLN)	17,88		16,86	
Diluted number of shares	420 177 137		420 177 137*	
Diluted net book value per share (in PLN)	17,88		16,86*	

* the diluted data has been calculated in compliance with IAS and differ from the previously published

OFF BALANCE SHEET LIABILITIES	as at 31.12.2001 end of quarter (current year)	as at 30.09.2001 end of previous quarter (current year)	as at 31.12.2000 end of quarter (previous year)	as at 30.09.2000 end of previous quarter (previous year)
Off-balance sheet liabilities				
a) total guarantees granted, including:	117 674	113 399	56 535	55 045
- for subsidiary companies (consolidated)	113 292	102 609	45 514	44 936
- for associated companies	-	-	-	-
- for holding company	-	-	-	-
- for other companies	4 382	10 790	11 021	10 109
b) other off-balance sheet liabilities	58 937	64 777	60 879	35 528
- other	58 937	64 777	60 879	35 528
Total off-balance sheet liabilities	176 611	178 176	117 414	90 573

CONSOLIDATED PROFIT AND LOSS ACCOUNT Polish Accounting Standards	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
I. Net sales	6 620 867	25 874 500	7 313 442	26 859 907
1. Net sales of finished products	6 155 115	23 843 599	6 892 543	24 875 408
2. Net sales of goods for resale and materials	465 752	2 030 901	420 899	1 984 499
II. Cost of goods sold	(3 620 244)	(14 090 308)	(4 204 021)	(15 004 078)
1. Cost of sales of finished products	(3 243 036)	(12 327 579)	(3 795 793)	(13 258 575)
2. Cost of goods for resale and materials sold	(377 208)	(1 762 729)	(408 228)	(1 745 503)
III. Gross profit on sales (I-II)	3 000 623	11 784 192	3 109 421	11 855 829
IV. Selling and distribution costs	(2 728 168)	(10 381 519)	(2 632 761)	(9 716 522)

V. General and administration expenses	(218 423)	(798 107)	(153 732)	(616 682)
VI. Profit on sales (III-IV-V)	54 032	604 566	322 928	1 522 625
VII. Other operating income	150 272	346 704	67 777	147 341
VIII. Other operating costs	(74 498)	(231 165)	(111 872)	(243 376)
IX. Operating profit (VI+VII-VIII)	129 806	720 105	278 833	1 426 590
X. Income from investments in shares	143	1 379	39	228
XI. Income from other financial fixed assets	-	-	-	-
XII. Other financial income	56 032	299 690	59 306	196 974
XIII. Financial charges	(67 534)	(509 377)	(166 714)	(542 044)
XIV. Gross profit ((IX+X+XI+XII-XIII)	118 447	511 797	171 464	1 081 748
XV. Extraordinary items (XV.1-XV.2)	(6 886)	6 089	(1 582)	34 902
1. Extraordinary profits	1 953	20 557	5 517	67 285
2. Extraordinary losses	(8 839)	(14 468)	(7 099)	(32 383)
XVI. Amortisation of goodwill	(954)	(3 221)	(229)	(1 624)
XVII. Amortisation of negative goodwill	20 330	64 287	3 916	12 256
XVIII. Profit before taxation	130 937	578 952	173 569	1 127 282
XIX. Income tax	(31 700)	(150 000)	(46 376)	(333 921)
XX. Other obligatory charges on profit	50	-	318	-
XXI. Profit from associates	1 301	23 569	1 035	34 666
XXII. Minority interests	7 824	(14 018)	(4 611)	(23 177)
XXIII. Net profit	108 412	438 503	123 935	804 850
Net profit(loss) for 12 months	438 503	-	804 850	-
Weighted average number of ordinary shares (for 12 months)	420 177 137	-	420 177 137	-
Earnings per ordinary share (for 12 months)	1,04	-	1,92	-
Weighted expected average number of ordinary shares (for 12 months)	420 177 137	-	420 177 137*	-
Diluted earnings per share (in PLN) (for 12 months)	1,04	-	1,92*	-

* the diluted data has been calculated in compliance with IAS and differ from the previously published

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
I. Capital at beginning of period	7 405 811	7 086 147	6 959 883	6 292 105
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
I.a. Capital at beginning of period restated for comparative data	7 405 811	7 086 147	6 959 883	6 292 105
1. Share capital at beginning of period	525 221	525 221	525 221	525 221
1.1. Movements in share capital	-	-	-	-
a) increases	-	-	-	-
- issues of shares	-	-	-	-
b) decreases	-	-	-	-
- write off	-	-	-	-

1.2. Share capital at end of period	525 221	525 221	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Capital reserve at beginning of period	5 493 011	4 728 181	4 708 645	4 006 088
3.1. Movements in capital reserve	8 567	773 397	19 536	722 093
a) increases	8 567	773 397	19 536	722 093
- share premium	-	-	-	-
- distribution of profits (by the articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	(134)	746 738	-	686 683
- incorporation of CPN	8 245	13 114	17 585	23 301
- reclassification of revaluations on fixed assets sold/disposed	456	13 545	1 951	12 109
- other	-	-	-	-
b) decreases	-	-	-	-
- absorption of losses	-	-	-	-
- other	-	-	-	-
- adjustment due to valuation reserve	-	-	-	-
3.2. Capital reserve at end of period	5 501 578	5 501 578	4 728 181	4 728 181
4. Revaluation reserve at beginning of period	743 041	747 910	765 495	771 211
4.1. Movements in revaluation reserve	(8 245)	(13 114)	(17 585)	(23 301)
a) increases	-	-	-	-
b) decreases	(8 245)	(13 114)	(17 585)	(23 301)
- sales and liquidation of fixed assets	(8 245)	(13 114)	(17 585)	(23 301)
- adjustment of revaluations on fixed assets sold/disposed	-	-	-	-
4.2 Revaluation reserve at end of period	734 796	734 796	747 910	747 910
5. Other capital reserves at beginning of period	53 542	53 542	53 542	53 542
5.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
- other	-	-	-	-
b) decreases	-	-	-	-
- other	-	-	-	-
5.2. Other capital reserves at end of period	53 542	53 542	53 542	53 542
6. Foreign exchange differences from recalculation of foreign branches	-	-	-	-
7. Foreign exchange gains/losses from consolidation	4	4	4	4
8. Undistributed profits/losses from previous years at beginning of period	590 992*	1 031 289	906 976**	936 039
8.1. Undistributed profits from previous years at beginning of period	590 992*	1 031 289	906 976**	936 039
- changes in accounting policies	-	-	-	-
- corrections of fundamental errors	-	-	-	-
8.2. Undistributed profits from previous years at beginning of period restated for comparative data	590 992*	1 031 289	906 976**	936 039
a) increases	(134)	766	378	-
- adjustments from consolidation	(134)	766	378	-

b) decreases	169	(771 119)	-	(709 600)
- profit appropriation and consolidation correction	134	(746 738)	-	(686 683)
- dividends paid	-	(21 009)	-	(21 009)
- others	35	(3 372)	-	(1 908)
8.3. Undistributed profits from previous years at end of period	591 027	260 936	907 354	226 439
8.4. Uncovered losses from previous years at beginning of period	-	-	-	-
- changes in accounting policies	-	-	-	-
- corrections of fundamental errors	-	-	-	-
8.5. Uncovered losses from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Uncovered losses from previous years at end of period	-	-	-	-
8.7. Undistributed profits/losses from previous years at end of period	591 027	260 936	907 354	226 439
9. Net profit/loss for the financial year	108 412	438 503	123 935	804 850
a) net profit	108 412	438 503	123 935	804 850
b) net loss	-	-	-	-
II. Capital at end of period	7 514 580	7 514 580	7 086 147	7 086 147

* including the net profit for 3 Q's 2001

** including the net profit for 3 Q's 2000

CONSOLIDATED CASH FLOW STATEMENT Polish Accounting Standards	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
A. CASH FLOW FROM OPERATING ACTIVITIES (I+/-II)	-	-	-	-
I. Net profit for the year	346 647	2 000 841	282 450	943 972
II. Total adjustments	108 412	438 503	123 935	804 850
1. Profit (loss) from minority interests	238 235	1 562 338	158 515	139 122
2. (Profit) loss from associates	(7 824)	14 018	4 611	23 177
3. Depreciation	(1 301)	(23 569)	(1 035)	(34 666)
4. Foreign exchange gains/losses	235 909	903 487	235 859	811 209
5. Interest and dividends	(19 090)	(1 574)	(17 993)	23 528
6. (Profit) loss on fixed assets disposals	54 004	338 098	91 620	310 597
7. Provisions	(6 103)	(54 891)	5 812	16 282
8. Income tax on gross profit	(113 094)	(177 113)	(19 766)	(2 302)
9. Income tax paid	31 700	150 000	46 376	333 921
10. Movements in stock	(58 972)	(104 213)	(129 210)	(312 945)
11. Movements in debtors	319 393	642 730	124 354	(662 673)
12. Movements in creditors falling due within one year (with the exception of loans)	142 701	198 228	46 016	(276 535)
13. Movements in prepayments and accruals	(385 304)	(404 604)	(142 271)	244 630

14. Movements in deferred income	30 962	72 437	(98 902)	(355 943)
15. Other	17 906	17 587	6 434	476
B. CASH FLOW FROM INVESTING ACTIVITIES (I-II)	(2 652)	(8 283)	6 610	20 366
I. Cash inflows from investing activities	(319 397)	(1 513 144)	(390 334)	(1 367 642)
1. Sales of intangible fixed assets	86 194	411 566	34 906	124 025
2. Sales of tangible fixed assets	59	144	11	26
3. Sales of financial fixed assets, including:	14 345	33 872	3 707	9 321
- subsidiaries shares	715	68 960	407	2 612
- associated companies shares	49	2 280	174	1 363
- parent company shares	39	54	-	-
4. Sales of short term securities	-	-	-	-
5. Loans repaid	28 812	216 094	35 026	82 612
6. Dividends received	292	500	-	-
7. Interest received	143	11 536	1 724	8 572
8. Other receipts	413	4 539	-	1 649
II. Cash outflows from investing activities	41 415	75 921	(5 969)	19 233
1. Purchases of intangible fixed assets	(405 591)	(1 924 710)	(425 240)	(1 491 667)
2. Purchases of tangible fixed assets	(31 692)	(52 251)	(28 744)	(36 325)
3. Purchases of financial fixed assets, including:	(300 297)	(1 289 070)	(346 984)	(1 199 487)
- subsidiaries shares	(2 281)	(266 090)	(18 903)	(141 593)
- associated companies shares	(2 164)	(83 460)	(7 570)	(41 326)
- parent company shares	(54)	(47 722)	(6 435)	(61 710)
4. Repurchase of own shares	-	-	-	-
5. Purchases of short term investments	-	-	-	-
6. Loans granted	(33 076)	(201 001)	(38 377)	(99 414)
7. Dividend paid to minority shareholders	(97 650)	(97 650)	-	-
8. Other payments	(34)	(1 220)	-	(522)

CONSOLIDATED CASH FLOW STATEMENT Polish Accounting Standards	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
C. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	IV quarter (current year) from 1.10.2001 do 31.12.2001	IV quarters cumulative (current year) from 1.01.2001 to 31.12.2001	IV quarter (previous year) from 1.10.2000 to 31.12.2000	IV cuarters cumulative (previous year) from 1.01.2000 to 31.12.2000
I. Cash inflows from financing activities	(106 483)	(460 618)	98 719	422 863
1. Long term loans	468 774	2 311 058	1 290 111	3 137 392
2. Issuance of long term bonds	67 912	305 366	944 160	1 188 196
3. Short term loans	-	-	-	-
4. Issuance of short term bonds	54 556	995 337	161 481	993 678
5. Issuance of shares	343 585	1 006 075	184 050	952 206

6. Additional payments to capital	-	-	-	-
7. Other receipts	1 001	1 001	7	7
II. Cash outflows from financing activities	1 720	3 279	413	3 305
1. Repayments of long term loans	(575 257)	(2 771 676)	(1 191 392)	(2 714 529)
2. Repurchase of long term bonds	(45 441)	(239 896)	(691 558)	(862 105)
3. Repayments of short term loans	-	-	-	-
4. Repurchase of short term bonds	(259 401)	(1 329 423)	(78 458)	(570 192)
5. Costs of issuance of own shares	(204 248)	(834 603)	(287 027)	(896 024)
6. Redemption of shares	-	-	-	-
7. Dividends and other distributions to shareholders	-	-	-	-
8. Supervisory Board remuneration	-	(21 009)	-	(21 009)
9. Payments to charities	-	-	-	-
10. Finance lease payments	-	-	(1 174)	(4 711)
11. Interest paid	(123)	(990)	-	(155)
12. Other payments	(65 161)	(344 219)	(89 214)	(307 928)
D. NET CASH FLOW (A+/-B+/-C)	(883)	(1 536)	(43 961)	(52 405)
E. BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS	(79 233)	27 079	(9 165)	(807)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(79 233)	27 079	(9 165)	(807)
F. TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	(326)	89	(2 073)	(2 320)
G. TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (F+/- D)	282 570	176 258	185 423	177 065
- including those of limited availability	203 337	203 337	176 258	176 258

INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPOF

1. Form and general rules of the preparation of the consolidated balance sheet, the consolid: changes in consolidated equity and the consolidated cash flow statement

The consolidated balance sheet, the consolidated profit and loss account, statement of changes in c statement are prepared in compliance with the Polish Accounting Standards defined by the Accounti 121, pos. 591 with further changes, the â€œAccounting Actâ€) and the Decree of the Council o scope of current and periodic information and dates of its publication by issuers of securities allow pos. 1569, the â€œDecree on Current and Periodic Informationâ€) and cover the period from 1 Janu

2. Accounting policies

In the 4Q of the year 2001 the Capital Group did not introduce any significant changes in the accour Capital Group in the year 2000 and the I,II and IIIQ of the year 2001. These accounting policies were year 2000 and consolidated half-year report for the first half of the year 2001.

3. Method of preparation of the financial statements

Consolidated balance sheet, consolidated income statement and consolidated cash flow statement we of preparation of the consolidated financial statements for the year 2000 and for the 1Q, 2Q and 3(Decree the consolidated statement on changes in consolidated equity was prepared using policies annual report for the year 2000 and consolidated half-year report for the first half of the year 2001.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been denominated in EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as of 31 December 2001 â€“ 3.
- profit and loss account and cash flow items cumulatively for 4Q of year 2001 â€“ on the basis (rates, stated by National Bank of Poland for the last day of each month of the period from 1 Jar EURO.
- profit and loss account and cash flow items for 4Q of year 2001 â€“ on the basis of the rate, wh by National Bank of Poland for the last day of each month of the period from 1 October to 31 I

Unconsolidated subsidiaries and associates in the 4Q of 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	
1.	ORLEN Sportowa S.A. â€“ Plock	Sport activity	100.00%	100.00%	32,43
2.	SAMRELAKS Machocice Sp. z o.o. â€“ Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	472
3.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	204
4.	ORLEN Ochrona Sp. z o.o. â€“ Plock	Guard services	100.00%	100.00%	30,10
5.	CPN Serwis Kielce Sp. z o.o. â€“ Kielce	Maintenance services	100.00%	100.00%	1,908
6.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. â€“ Leba	Resting and recreation activity	100.00%	100.00%	2,644
7.	CPN Serwis Gdansk Sp. z o.o. â€“ Gdansk	Maintenance services	100.00%	100.00%	3,477
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. â€“ Opole	Production and services	99.89%	99.89%	10,76
9.	CPN Serwis Slupsk Sp. z o.o. â€“ Slupsk	Maintenance services	99.76%	99.76%	4,399
10.	CPN Serwis Nowa Wies Wielka Sp. z o.o. â€“ Nowa Wies Wielka	Maintenance services	99.32%	99.32%	3,948
11.	Sanatorium Uzdrowiskowe â€œKrystynkaâ€□ Sp. z o.o. â€“ Ciechocinek	Preventing and curing, resting and recreation activity	97.86%	97.86%	2,164
12.	Petromot Sp. z o.o. â€“ Kedzierzyn-Kozle	Maintenance and trade of cars	97.56%	97.56%	9,534
13.	CPN Serwis Lodz Sp. z o.o. â€“ Lodz	Maintenance services	97.25%	97.25%	2,805
14.	CPN Serwis Rzeszow Sp. z o.o. â€“ Rzeszow	Maintenance services	96.21%	96.21%	2,944
15.	CPN Serwis Podlasie Sp. z o.o. â€“ Bialystok	Maintenance services	89.67%	89.67%	3,287
16.	CPN Serwis Mazowsze Sp. z o.o. â€“ Warszawa	Maintenance services	88.50%	88.50%	17,07
17.	D.W. Mazowsze Jaszowiec Sp. z o.o. â€“ Ustron Jaszowiec	Resting and recreation activity	86.00%	86.00%	1,138
18.	CPN Serwis Krakow Sp. z o.o. â€“ Krakow	Maintenance services	83.35%	83.35%	3,313
19.	CPN Serwis Wroclaw Sp. z o.o. â€“ Wroclaw	Maintenance services	83.31%	83.31%	4,810
20.	BHT Dromech S.A. â€“ Warszawa	Production	81.14%	81.14%	*
21.	CPN Serwis Kedzierzyn-Kozle Sp. z o.o. â€“ Kedzierzynâ€“Kozle	Maintenance services	80.00%	80.00%	2,054
22.	CPN Serwis Szczecin Sp. z o.o. â€“ Szczecin	Maintenance services	78.09%	78.09%	3,233
23.	CPN Serwis Zachod Sp. z o.o. â€“ Nowa Sol	Maintenance services	74.31%	74.31%	5,558
24.	CPN Marine Service Gdansk Sp. z o.o. â€“ Gdansk	Duty store; production, trade	70.00%	70.00%	2,507
25.	Centrum Edukacji Sp. z o.o. â€“ Plock	Education and training services	69.43%	69.43%	7,112
26.	CPN Serwis Katowice Sp. z o.o. â€“ Katowice	Preventing and curing, resting and recreation activity	55.00%	55.00%	4,127
27.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o.	LPG distribution centre	51.99%	51.99%	*
28.	Petromor Sp. z o.o. â€“ Gdansk	Wholesale of automotive spare parts and accessories, retail and wholesale of fuels	51.31%	51.31%	1,968
29.	CPN Serwis Poznan Sp. z o.o. â€“ Poznan	Trade of petrochemical products and services	51.00%	51.00%	4,423
30.	ORLEN Morena Sp. z o.o. - Gdansk	Wholesale of automotive spare parts and accessories, retail and wholesale of fuels	50.48%	50.48%	17,23

Unconsolidated subsidiaries and associates in the 4Q of 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (and financi
31.	Przedsiebiorstwo Rolne Agro â€“ Azoty II â€“Wloclawek Sp. z o.o. Laka k.Koszalina	Agricultural trading	100.00%	100.00%	1,
32.	Zakladowa Straz Pozarna Sp. z o.o. â€“ Trzebinia	Fire fighting services	99.97%	99.97%	3,
33.	Konsorcjum Olejow Przepracowanych â€“ Organizacja Odzysku S.A. - Jedlicze	Wholesale of wastes and scrap	89.00%	89.00%	
34.	Raf-Sluzba Ratownicza Sp. z o.o. â€“ Jedlicze	Fire fighting and rescue services	88.19%	88.19%	3,
35.	Petromont Sp. z o.o. â€“ Niemce	Trade and building services	85.00%	85.00%	2,
36.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEBEGE S.A. - Plock	Gas trading and distribution	80.00%	80.00%	3,
37.	MEDILOGISTYKA Sp. z o.o.	Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading Trade	80.00%	80.00%	
38.	PetroUkraina Ltd Sp. z o.o. â€“ Lwow (Ukraina)	Trade	80.00%	80.00%	*
39.	NTVK â€“ Wilno (Litwa)	Trade	76.00%	76.00%	*
40.	Medikor Sp. z o.o. â€“ Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%	6
41.	Raf- Ochrona Sp. z o.o. â€“ Jedlicze	Guard services	67.13%	67.13%	1,
42.	VARIA S.A. â€“ Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62.50%	13
43.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINAâ€“ Lwow (Ukraina)	Trade	62.00%	62.00%	
44.	Dom Handlowy Arian Petro-Oil â€“ Kijow (Ukraina)	Production and trade of petrochemical products	61.00%	61.00%	
45.	Ran-Flex Sp. z o.o. â€“ Kielce	Used oil collection	52.00%	52.00%	6,
46.	Ran-Starol Sp. z o.o. â€“ Katowice	Used oil collection	51.00%	51.00%	4,
47.	Ran- GGC Sp. z o.o. â€“ Gdansk	Used oil collection	51.00%	51.00%	8
48.	Ran-Sigma Sp. z o.o. â€“ Walbrzych	Used oil collection	51.00%	51.00%	4,
49.	Ran-Ole-Par Sp. z o.o. â€“ Lodz	Used oil collection	51.00%	51.00%	1,
50.	Ran-Oil Sp. z o.o. â€“ Tarnow	Used oil collection	51.00%	51.00%	2,
51.	Ran-Akant Sp. z o.o. â€“ Lublin	Used oil collection	51.00%	51.00%	7,
52.	Ran-Petromex Sp. z o.o. â€“ Opole	Used oil collection	51.00%	51.00%	2,
53.	Ran-Kiczmer Sp. z o.o. â€“ Pisarzowice	Used oil collection	51.00%	51.00%	2,
54.	Ran-Dickmar Sp. z o.o. â€“ Tarnobrzeg	Used oil collection	51.00%	51.00%	3,
55.	Ran-Akses Sp. z o.o. â€“ Szczecin	Used oil collection	51.00%	51.00%	1,
56.	Ran-Watt Sp. z o.o. â€“ Torun	Used oil collection	51.00%	51.00%	
57.	Ran-Mega Sp. z o.o. â€“ Gliwice	Used oil collection	51.00%	51.00%	13
58.	Niezalezny Operator Miedzystrefowy Sp. z o.o. - Warszawa	Telecommunication services	35.00%	35.00%	14(

Unconsolidated subsidiaries and associates in the 4Q of 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Reve (net sal finar inco
59.	Motell Sp. z o.o. â€“ Morawica	Catering and hotel services	35.00%	35.00%	5,2
60.	Petro-Oil CZ s.r.o. â€“ Brno Prikop (Czechy)	Production, sales, services in oil industry	49.00%	49.00%	*
61.	Ran-Bialy Sp. z o.o. â€“ Bialystok	Used oil collection	46.70%	46.70%	67
62.	Piast Sp. z o.o. â€“ Krakow	Fuels trading	40.00%	40.00%	68,
63.	Petro-Oil Seewax Sp. z o.o. â€“ Sulejowek	Trade and services in oil industry	25.00%	25.00%	32,
64.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. â€“ Bialystok	Production, trade and services activities	24.00%	24.00%	14,
65.	Petro-Oil Zachodniopomorskie Centrum	Production, trade and services	24.00%	24.00%	11,

	Sprzedazy Sp. z o.o. - Szczecin				
66.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (dawniej Petro-Oil Buwar Sp. z o.o.) â€“ Legnica	Production and trade of petrochemical products	24.00%	24.00%	16,!
67.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. â€“ Gdansk	Trade and services activity	24.00%	24.00%	18,:
68.	Petro-Pak S.A. â€“ Mielec	Production, sales and services	20.00%	20.00%	*
69.	RAF-Uniwersal Sp. z o.o. â€“ Jedlicze	Trade and services activity	20.00%	20.00%	2,1
	Total				

* Entity under liquidation

** Entity did not start its activity in the 4Q of the year 2001

*** No data as at 31 December 2001

On the basis of Article 56 section 2 point 2 of Accounting Act, due to insignificance of amounts presented in the above entitiesâ€™ financial statements, these er

DESCRIPTION OF Capital group OPERATIONS IN THE 4Q OF 2001 AND DETAILS MATERIAL INFLUENCE ON THE financial results.

The results of the 4Q of 2001 of the Capital Group PKN ORLEN S.A. were most significantly ai influence over the Parent Company:

- decrease in fuel prices on global markets in comparison to corresponding period of the previou: decrease by 36.4%), which resulted in decrease in sales revenues;
- lower refining margin quotation on fuel in comparison to 4Q 2000:
    - Gasoline â€“ average decrease from 61.1 USD/tonne to 37.9 USD/tonne,
    - Diesel â€“ average decrease from 93.8 USD/tonne to 57.1 USD/tonne,
    - Ekoterm â€“ average decrease from 74.2 USD/tonne to 40.3 USD/tonne,
- decrease of refining margins in the 4Q of 2001 (1.30 USD/bbl) in relation to the 4Q of the prev 2001 (1.55 USD/bbl) by 16.1% computed on basis of Ural crude oil according to quotations in
- decrease in average exchange rate of USD by 9.5% in comparison to the corresponding period 3Q 2001, resulting in decrease in sales margin in total denominated in PLN.
- decreasing trend of crude oil prices from 25.32 USD/bbl in 3Q 2001 to 19.39 USD/bbl in 4Q 2(valuation methods used by the Parent Company (delay in transferring the changes in crude oil ţ influence on results.

The key internal factors influencing the profit for the 4Q 2001 of the Parent Company are:

- increase in sales volume of light products which mitigated the scale of negative influence of ex
- release of environmental provision conducted in two processes:
    - as the result of sale of sites and environmental works performed (PLN 16.4m),
    - provision revaluation based on assessment of actual expenditures (lower than estimates v calculated) related to modernization of sites covered by provision (PLN 57.0m).

Due to the above economic events the financial results for the 4Q 2001 generated by the Capital Grou

Item	4Q 2000		PKNâ€™s share In the Group	3Q 2001		PKNâ€™s share in the Group	4Q 2001		PKNâ€™s share in the Group
	Group	PKN	(%)	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing (â€˜000 tonnes)	3,447	3,340	96.9 %	3,236	3,085	95.3 %	3,544	3,393	95.7 %
Sales revenue	7,313,442	6,807,316	93.1 %	6,988,421	6,274,917	89.8 %	6,620,867	5,876,543	88.8 %
Profit on sales	322,928	275,147	85.2 %	183,236	128,033	69.9 %	54,032	42,322	78.3 %
Operating profit	278,833	245,230	87.9 %	190,445	169,813	89.2 %	129,806	126,598	97.5 %
Profit (loss) before taxation	173,569	143,585	82.7 %	142,784	108,856	76.2 %	130,937	111,505	85.2 %
Net profit (loss)	123,935	106,190	85.7 %	102,954	84,182	81.8 %	108,412	84,688	78.1 %

In the 4Q 2001 the Capital Group processed 3,544 thousand tonnes of crude oil, that is by 9.5% more in the corresponding period of the year 2000. Profit on sales generated in the 4Q 2001 by the Capit than the result generated in the 3Q 2001 by 129,204 thousands of PLN . In comparison to 70.5% de 8.3% in comparison to previous quarter and amounted to 130,937 thousands of PLN. Net profit inc PLN.

The Parent Companyâ€™s share in operating profit and gross profit increased to 97.5% and 85.2% re profit slightly decreased (to 78.1%) in comparable periods. In comparison to 4Q of the previous reflected in the increase of the number of consolidated companies and particularly in change of the m taking over the majority of shares of that company in March 2001 Anwil S.A. is now consolidated u year 2001.

At the end of the 4Q 2001 the Capital Group comprised of:

- 114 subsidiaries, directly or indirectly controlled by PKN ORLEN S.A.;

- 29 associates, on which PKN ORLEN S.A. has direct or indirect significant influence.

The number of consolidated companies in 4Q 2001 comprised of 74 (increase by 2 companies in com

In comparison to the end of 4Q 2000 there was an increase in number of subsidiaries and associates fi

In the 4Q of 2001 no other events than mentioned above having significant influence on financial resu

MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JULY TO THE DAY OF PI REPORTED IN THE CURRENT REPORTS.

1. On 3 October 2001 Management Board of Nafta Polska S.A. issued a resolution granting Magy Budapest (â€œMOLâ€□) exclusivity for negotiations of the purchase of Nafta Polskaâ€™s 17. Management Board of PKN ORLEN has decided to enter into exclusive negotiations with MOl In connection therewith, an Exclusivity Agreement between Nafta Polska, PKN and MOL was

   Signing of the Exclusivity Agreement is part of the process the Company has undertaken i

concerns operating in Central Europe, under third stage of the Companyâ€™s privatisation pro

2. On 25 October 2001 PKN ORLEN extended the exclusivity agreement with Basell, till the end formation of the JV company including a polyolefins business in Plock. Basell is a global leade

3. On 2 November 2001 after extended overhaul Olefiny II has been restarted. It means that PKN petrochemical products as: ethylene, propylene, ethylene oxide, glycol, benzene, polyethylene,

4. On 6 November 2001 Management Board of PKN ORLEN acting under art. 399 Â§ 1 and art. 4 of the Company Statutes, called for an Extraordinary General Meeting of Shareholders of PK a.m. in Plock, in the House of Technician located at Kazimierza Wielkiego St. 41, with the foll

1. Opening of the Extraordinary General Meeting of Shareholders;
2. Election of the Chairman of the Extraordinary General Meeting of Shareholders;
3. Affirming the legality of calling the Extraordinary Meeting of Shareholders and legal ability of
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Passing resolutions concerning approval for disposal (sale or lease) of self-operating parts of th
7. Passing resolutions concerning purchase and sale of property real estate or part of, by the Comp
8. Passing resolutions concerning changes to the Compositions of Supervisory Board of PKN OR
9. Closure of the Extraordinary General Meeting of Shareholders.

1. On 26 November 2001 according to the Companyâ€™s Statut, under Â§ 8, item 2, point 1 The Golonka to a member of the Supervisory Board of PKN ORLEN. Mr Golonka replaced Mr An ORLENâ€™s Supervisory Board members remains unchanged and comprises of 9 persons.

2. On 29 November 2001 the motion concerning opening of liquidation proceeding of â€œORLE submitted to District Court in Lodz. Mr Marek Ziach was appointed a liqiudator. PKN ORLEN Brzeznica. The liquidation is in line with the restructuring programme of PKN ORLEN Capital distribution network.

3. On 31 December 2001 Polski Koncern Naftowy ORLEN S.A. signed yearly agreements with:

- BP Polska Sp. z o.o. Subject of the agreement concerns sale of gasoline to BP Polska Sp. z o.o. transaction is PLN 1,582,767 thousand (gross).

  In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of n

- SHELL Produkty Polska Sp. z o.o. Subject of the agreement concerns sale of gasoline to SHEL estimate value of transaction PLN 1,217,906 thousand (gross).

  In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of n

- STATOIL Polska Sp. z o.o. Subject of the agreement concerns sale of diesel oil to STATOIL P PLN 720,823 thousand (gross).

In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of n

1. On 3 January 2002 PKN ORLEN entered into a service agreement with the U.K. based compar follows the Profit Improvement Program ("PIP") carried out during the year 1999-2001 and wil was generation and implementation of the processing improvements aimed at lowering of the p processed crude. The Program's results have been fully achieved. The new service agreement fc 0.15 per barrel of processed crude.

2. On 4 January 2002, the Management Board of PKN Orlen informed that Fitch Ratings Limited liabilities and F3 for short term liabilities to PKN ORLEN. It is the highest rating attributed to a reflect PKN ORLEN's strong market position, relatively low debt levels and strong coverage ra makes it one of the region's best-equipped facility. The ratings also point to the fact that PKN C polymers into JV with global polyolefin leader Basell NV. This investment results in a reductic petrochemical production in PKN ORLEN.

   The Fitch's rating also reflects the absence of exploration and production operations in PKN O only one refining complex.

3. On 4 January 2002 PKN ORLEN entered into an agreement with ABB Lumus Global GmbH w comprehensive intensification of Ethylene Cracker II in Plock's complex. The investment will a thousand tonnes per year to 660 thousand tonnes per year and increased propylene production f tonnes per year. The investment is planned to be completed by the end of 2004. By this time th propylene will not be disrupted by inventorâ€™s activities. The final stage of the intensificatio the existing cracker at the end of 2004. The estimated value of the contract is PLN 650 m.

4. On 7 January 2002 the Management Board of PKN ORLEN S.A. announced that PKN ORLEN

   - 4Q 2001 vs. 4Q 2000 - 106%;
   - 2 half of the year 2001 vs. 2 half of the year 2000 - 104.7%;
   - 2 half of the year 2001 vs. 1 half of the year 2001 - 117%

   In 2001 estimated throughput of crude oil was 12.2m t, white products yield reached 80%, i.e. was 3.18m t, diesel oils 2.8m t, and Ekoterm - light heating oil 1.87m t.

1. On 22 January 2002 PKN ORLEN entered into a technical service agreement with SHELL Glo office in Hague (the Netherlands). The agreement is aimed at implementation profit improveme costs and optimising plant utilisation timing. The Agreement shall remain in force until the con August 2005. It is expected to bring savings of about PLN 100m a year after three year period.

2. On 23 January 2002 the Management Board of Polski Koncern Naftowy ORLEN S. A. announ General Meeting of Shareholders of PKN ORLEN and agenda described in point 4 has been ex resolutions concerning appropriate approvals for the formation of the joint venture with Basell polymer complex as a self operating part of PKN ORLENâ€

3. On 25 January 2002 the Management Board of PKN ORLEN S.A. informed that Rafineria Trz Tax Authorities has been charged with underpaying excise tax, VAT which together with intere Tax Authorities has questioned the level of allowance for excise tax relating to Rafineria Trzeb component derived from the processing of used oils.The Management Board of Rafineria Trzel lodged an appeal to the Fiscal Office in Krakow and has also applied to suspend the execution c similar proceedings against Rafineria Nafty Jedlicze S.A. and was resolved in the company's fa of Rafineria Trzebinia S.A.

4. On 30 January 2002 the Management Board of Polski Koncern Naftowy ORLEN S.A. announc passed at the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. on 21 Febr

5. On 8 February 2002 the Supervisory Board of PKN ORLEN dismissed Mr Andrzej Modrzejew Management Board of PKN ORLEN. The dismissal was said to be due to decrease of his abilit major shareholders as well as substantially deteriorating financial results. The Supervisory Boa in common with media reports on taking for questioning of Mr Andrzej Modrzejewski by prose Board of PKN ORLEN also dismissed Mr Jaroslaw Tyc from his position as Vice-President of Retail Sales Director following the motion by the Ministry of the State Treasury dated 8 Februa art. 1, point 3 of the Company's Statut. The Supervisory Board of PKN ORLEN also dismissed member of the Management Board of PKN ORLEN and Wholesale and Logistics Director. On ORLEN appointed: Mr Zbigniew Wrobel as CEO and President of the Management Board, Mr Management Board and Mr Andrzej Macenowicz as a Member of the Management Board.

   As a result of appointment of Mr Golonka as Vice-President of the Management Board he Supervisory Board of PKN ORLEN. On 8 February 2002 The Ministry of the State Treasury ap

6. On 11 February 2002 the Management Board of Polski Koncern Naftowy ORLEN S.A. inform 25 January 2002, the Chrzanow Tax Office on 7 January 2001 has temporarily suspended proce (total PLN 113.6 m.), until the appeal that has been lodged with the Fiscal Office in Krakow ha

7. On 13 February 2002 the Supervisory Board of PKN ORLEN agreed on planned constitution o Holdings B.V. in the form of commercial law company and contribution in-kind to acquire a st

   The final decision about constitution of the joint venture company will have to be accepted ORLEN S.A. on 21 February 2002.

8. On 21 February 2002 the General Meeting of Shareholders of PKN ORLEN was held and 25 re resolutions, following were passed:

- concerning appropriate approvals for the formation of the joint venture with Basell Europe Hol complex as a self operating part (including real estate) of PKN ORLEN. The Extraordinary Ge disposal of these real estate (ownership or perpetual leasehold of land and ownership of real est contribution to JV as a self-operating part of the Company. If till the 30 June 2002 the Compan of JV on conditions approved by the Management Board above approvals will no longer be val

   Agreements mentioned above were approved under condition that the Supervisory Boa of negotiated agreements.

- concerning dismissal from the Supervisory Board of the following persons:
   - Jerzy Idzik
   - Marcin Gizewski
   - Marek Wasowicz
   - Kalina Grzeskowiak-Gracz
   - Stanislaw Kondracikowski
   - Aleksander Olas
   - Szczepan Targowski

appointing at the same time following persons:

- Edward Grzywa
- Andrzej Kratiuk
- Maciej Gierej
- Krzysztof Kluzka
- Ryszard Lawniczak
- Krzysztof Szlubowski
- Jan Waga

- concerning approval for disposal of :
  - self-operating parts of the Company (30 ZPNs â€“ warehouses of fuels)
  - property related to the part of ZPN in Kielce to VISPOL International Ltd. sp. z o.o.

1. On 21 February 2002 Supreme Court announced the decision concerning case number I CKN 1 Office for the Protection of Competition and Consumers and Polish Chamber of Liquid Fuels fi dated 23 June 1999. Anti-trust court annulled the decision of the Office for the Protection of Cc 1999 ordering Petrochemia Plock S.A. (now PKN ORLEN S.A.) to stop its practice of selling f Offices of PKN ORLEN). The Court indicated that besides the facts that PKN ORLEN holds d production, wholesale and retail market, the way PKN ORLEN establishes its wholesale prices

2. On 22 February 2002 PKN ORLEN S.A. signed an agreement on purchase of 6,000 shares of P S.A. As a result of transaction PKN ORLEN S.A. will reach 30.4% of the share capital of the c General Meeting of Shareholders.

3. On 27 February 2002 the Management Board of PKN ORLEN S.A. informed that The Bank of of PKN ORLEN S.A. by 2.19%. On 6 February 2002 The Bank of New York held 106,282,258 of votes at the General Meeting of Shareholders.

   On 26 February 2002 The Bank of New York held 97,077,976 which gives right to 97,077,9 that represents 23.10% of share capital and the same amount of votes at the General Meeting of

INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIR

I. Provision for deferred tax

Data for 4Q 2001	
Balance at 1.10.2001	219,370
Increases during the period 1.10.2001 â€“ 31.12.2001	51,074
Decreases during the period 1.10.2001 â€“ 31.12.2001	(36,155)
Balance at 31.12.2001	234,289

Cumulative data for 4Q 2001	
Balance at 31.12.2000	153,677
Increases during the period 1.01.2001 â€“ 31.12.2001	209,355
Decreases during the period 1.01.2001 â€“ 31.12.2001	(128,743)
Balance at 31.12.2001	234,289

II. Other provisions presented as liabilities

	Environmental provision	Provision for business risks	Provision for potential losses resulting from OPCC decisions**	Other provisions
Data for **4Q 2001**				
Balance at 1.10.2001	499,403	4,700	-	34,439
Increases during the period 1.10.2001 â€“ 31.12.2001	30	-	-	905
Decreases during the period 1.10.2001 â€“ 31.12.2001	(87,309)	-	-	(26,893)*
Balance at 31.12.2001	412,124	4,700	-	8,451

	Environmental	Provision for	Provision for	Other

	provision	business risks	potential losses resulting from OPCC decisions**	provisions
Cumulative data for 4Q 2001				
Balance at 31.12.2000	542,820	4,700	40,000	14,868
Increases over the period 1.01.2001 â€“ 31.12.2001	9,430	-	-	26,353*
Decreases over the period 1.01.2001 â€“ 31.12.2001	(140,126)	-	(40,000)	(32,770)*
Balance at 31.12.2001	412,124	4,700	-	8,451

* Including provision for business risk reclassified in 4Q 2001 to provision decreasing receivables.

**By the decision of 13 August 2001 the Anti-trust court fully annulled the decision of OPCC on t year 2000.

III. Provisions decreasing assets

Provisions for receivables

Data for 4Q 2001	
Balance at 1.10.2001	176,810
Increases during the period 1.10.2001 â€“ 31.12.2001	33,732*
Decreases during the period 1.10.2001 â€“ 31.12.2001	(21,660)
Balance at 31.12.2001	188,882
Cumulative data for 4Q 2001	
Balance at 1.01.2001	109,174
Increases during the period 1.01.2001 â€“ 31.12.2001	149,431*
Decreases during the period 1.01.2001 â€“ 31.12.2001	(69,723)
Balance at 31.12.2001	188,882

* including provision for business risk reclassified in 4Q 2001 from provisions shown in liabilities of

Adjustments in the valuation of financial fixed assets and differences in the valuation of contrib

Provision for financial fixed assets

Data for 4Q 2001	
Balance at 1.10.2001	18,944
Increases during the period 1.10.2001 â€“ 31.12.2001	5,714
Decreases during the period 1.10.2001 â€“ 31.12.2001	(1,449)
Balance at 31.12.2001	23,209

Cumulative data for 4Q 2001	
Balance at 1.01.2001	11,701
Increases during the period 1.01.2001 â€“ 31.12.2001	13,752
Decreases during the period 1.01.2001 â€“ 31.12.2001	(2,244)
Balance at 31.12.2001	23,209

Difference in the valuation of contribution relating to financial fixed assets

Data for 4Q 2001	
Balance at 1.10.2001	4,044
Increases during the period 1.10.2001 â€“ 31.12.2001	1,357
Decreases during the period 1.10.2001 â€“ 30.09.2001	(1)
Balance at 31.12.2001	5,400

Cumulative data for 4Q 2001	
Balance at 1.01.2001	6,204
Increases during the period 1.01.2001 â€“ 31.12.2001	1,357
Decreases during the period 1.01.2001 â€“ 31.12.2001	(2,161)
Balance at 31.12.2001	5,400

Provision for tangible fixed assets

Data for 4Q 2001	
Balance at 1.10.2001	31,097
Increases during the period 1.10.2001 â€“ 31.12.2001	9,266
Decreases during the period 1.10.2001 â€“ 31.12.2001	(8,038)
Balance at 31.12.2001	32,325
Cumulative data for 4Q 2001	
Balance at 1.01.2001	48,255
Increases during the period 1.01.2001 â€“ 31.12.2001	12,810
Decreases during the period 1.01.2001 â€“ 31.12.2001	(28,740)
Balance at 31.12.2001	32,325

IV. Negative goodwill on consolidation/Goodwill on consolidation

Negative goodwill on consolidation

Data for 4Q 2001	
Balance at 1.10.2001	312,300
Increases over the period 1.10.2001 â€“ 31.12.2001	189
Decreases over the period 1.10.2001 â€“ 31.12.2001	(20,660)
Balance at 31.12.2001	291,829
Cumulative data for 4Q 2001	
Balance at 1.01.2001	48,986
Increases during the period 1.01.2001 â€“ 31.12.2001	307,460
Decreases during the period 1.01.2001 â€“ 31.12.2001	(64,617)
Balance at 31.12.2001	291,829

Goodwill on consolidation

Data for 4Q 2001	
Balance at 1.10.2001	5,043
Increases over the period 1.10.2001 â€“ 31.12.2001	-
Decreases over the period 1.10.2001 â€“ 31.12.2001	(953)
Balance at 31.12.2001	4,090

Cumulative data for 4Q 2001	
Balance at 1.01.2001	767
Increases during the period 1.01.2001 â€“ 31.12.2001	6,543
Decreases during the period 1.01.2001 â€“ 31.12.2001	(3,220)
Balance at 31.12.2001	4,090

Unplanned depreciation charges in the 4Q of 2001 amounted to PLN 8,835 thousand and cumulati thousand.

The companies of the Group made stock valuation adjustments in the 4Q of the year 2001 amounted of 2001 amounted to PLN 13,363 thousand.

SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DE OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT December 31, 2

Shareholder	Share in number of votes at the GM as at 01.01.2001	Change during the period 1.01.2001-31.12.2001.	Share in number of votes at the GM as at 31.12.2001	Number of shares as at 31.12.2001	Change during the period 1.01.2002 â€“ 1.03.2002	Share in number of votes at the GM as at 1.03.2002	Number of shares as at 1.03.2002
Nafta Polska S.A.	18.06%	(0.43%)	17.63%	74,068,050	-	17.63%	74,068,050
State Treasury	10.38 %	-	10.38 %	43,633,897	-	10.38%	43,633,897
Bank of New York (GDR holders)	27.07 %	(1.47%)	25.60%	107,549,600	(2.50%)	23.10%*	97,077,976*
Others	44.49 %	1.90%	46.39%	194,925,590	2.50%	48.89%*	205,397,214*

	--------	--------	-------	-----------	--------	--------	------------
Total	100.00 %	-	100.00 %	420,177,137	-	100.00 %	420,177,137
	========	========	=======	=========	========	========	===========

***data on 26 February 2002**

On 12 July 2001 the Company was informed, that Emerging Markets Growth Fund. USA, possessed 21,230,400 shares of PKN ORLEN S.A., constituting to 5.05% of tot of Shareholders.

CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The company shares possessed by the Management Board and by the Supervisory B

	Number of shares as at 1.10.2001	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of shares as at 31.12.2001
Management Board	15,952	-	-	-	-	15,952
Supervisory Board	2,420	-	-	-	-	2,420

The company shares possessed cumulatively by the Management Board and by the S

	Number of shares as at 1.01.2001	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of shares as at 31.12.2001
Management Board	17,906	-	-	-	1,954	15,952
Supervisory Board	5,760	1,800	300	-	4,840	2,420

INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANYâ€™S OR ITS DI RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANYâ€™S EQUITY

In the period from January 1 to December 31, 2001 the Company was not involved in any legal actic entitiesâ€™ liabilities or receivables accounting for 10% or more of the Companyâ€™s equity.

President â€“ Zbigniew Wrobel

Vice-President - Krzysztof Cetnar

Vice-President â€“ Slawomir Golonka

Member of the Board â€“ Czeslaw Bugaj

Member of the Board â€“ Andrzej Macenowicz

Member of the Board - Wladyslaw Wawak

Member of the Board - Wojciech Weiss

Plock, 1 March 2002

END

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Announcement Details

Company	Headline	Embargo	Last Upda
Polski Koncern Naftowy Orlen S.A.	Bk of NY shrs in PKN ORLEN		15:42 27 Feb

Full Announcement Text

Numbers of shares held by the Bank of New York as of Februa

Current report No 28/2002 dated 27 February, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstre announces that the number of its shares held by the Bank of New York decreased by 2.19% (**25.29%** of votes at the General Shareholders' Meeting as reported on February 6, 2002) to ! (**23.10%** of votes at the General Shareholders' Meeting as of February 26, 2002).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings o London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refin marketer of world-class petroleum and related products. It has a substantial wholesale and retail c that includes the largest network of service stations in Poland. It also has significant financial : telecommunications sector in Poland.

END

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Announcement Details

Company	Headline	Embargo	Last Upda
Polski Koncern Naftowy Orlen S.A.	Re EGM of PKN ORLEN SA		16:19 1 Mar C

Full Announcement Text

Current Report 29/2002 dated March 1, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest company, hereby discloses the list of shareholders who had a right to exercise at least 5 at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was oriį February 21, 2002.

No	Shareholder	Number of shares owned	Type of shares	Number of votes at EGM	Votes at EC
1.	**NAFTA POLSKA Spolka Akcyjna** ul. JASNA 12 00-013 WARSZAWA	74, 068, 050	bearer	74, 068, 050	34.21%
2.	**SKARB PANSTWA** ul. KRUCZA 36 / WSPOLNA 6 00-522 WARSZAWA	43, 633, 897	bearer	43, 633, 897	20.16%
3.	**COMMERCIAL UNION OFE BPH CU WBK**	12, 522, 000	bearer	12, 522, 000	5.78%

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Announcement Details

Company	Headline	Embargo	Last Upda
Polski Koncern Naftowy Orlen S.A.	Re ORLEN Petrogaz Brzeznica		15:54 5 Mar C

Full Announcement Text

Current report 30/2002 dated 5th March 2002

Petition for the bankruptcy against

ORLEN Petrogaz Nowa Brzeznica Sp. z o.o.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central I downstream oil company, informs that on 4th February 2002 Sad Rejonowy in Piotrkov Wydzial Gospodarczy sygn. Akt. V GU 7/02 ("Sad Rejonowy in Piotrkow Trybunalski' Bialchem Group Sp. z o.o. petition for the bankruptcy against ORLEN Petrogaz Nowa o.o. ("ORLEN Petrogaz N. Brzeznica"). *See also Current Report 87/2001 dated 29th Nc*

PKN ORLEN owns 51.99 per cent of the total shares in ORLEN Petrogaz N. Brzeznica.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, witl Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A largest refiner of crude oil and marketer of world-class petroleum and related prc substantial wholesale and retail distribution system that includes the largest network oj in Poland. It also has significant financial investments in the telecommunications sector

END

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